                                                   RULE NO. 424(a)
                                                   REGISTRATION NO. 333-55930


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling stockholders may not sell their securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell these securities and the selling + +stockholders are not soliciting an offer to buy these securities in any state +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                       PROSPECTUS (Subject to Completion)
                              Issued May 17, 2001


                               152,032,238 Shares

                                 [Sprint Logo]

                               SPRINT CORPORATION

                           FON common stock, series 1

  France Telecom and NAB Nordamerika Beteiligungs Holding GmbH, a wholly owned subsidiary of Deutsche Telekom AG, are offering 152,032,238 shares of our FON common stock, series 1. We will not receive any proceeds from the sale of the FON common stock, series 1.

  The FON common stock is intended to track the performance of our FON group. Holders of FON common stock, however, are common stockholders of Sprint and are subject to all the risks of an equity investment in Sprint and all of our businesses, assets and liabilities.

  The FON common stock, series 1 is listed on the New York Stock Exchange under the symbol "FON." The last reported sales price of the FON common stock, series 1 as reported on the New York Stock Exchange on May 15, 2001 was $21.58 per share.

                                  ----------

  Investing in the FON common stock, series 1 involves risks. See "Risk Factors" beginning on page 8.

                                  ----------

                              Price $     a Share

                                  ----------

                                                     Underwriting  Proceeds to
                                            Price to Discounts and   Selling
                                             Public   Commissions  Stockholders
                                            -------- ------------- ------------
  Per Share...............................    $           $            $
  Total...................................   $           $            $

  The selling stockholders have granted the underwriters the right to purchase up to an additional 22,804,834 shares of FON common stock, series 1 to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

  The underwriters expect to deliver the shares to purchasers on         ,
2001.

                                  ----------

Goldman, Sachs & Co.
                  Morgan Stanley Dean Witter                         UBS Warburg

                                  ----------

   Deutsche Banc Alex.      Salomon Smith Barney
          Brown
               Credit Suisse First Boston
                       JPMorgan
                              Lehman Brothers
                                                             Merrill Lynch & Co.

                                        , 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   4
 Sprint Corporation........................................................   4
 The Offering..............................................................   7
Risk Factors...............................................................   8
Special Note Regarding Forward-Looking Statements..........................  14
Price Range of FON Common Stock, Series 1..................................  15
Dividend Policy............................................................  15
Use of Proceeds............................................................  15
Capitalization.............................................................  16
Selected Financial Data....................................................  17

                                                                            Page
                                                                            ----
Business...................................................................  22
Management.................................................................  27
Selling Stockholders.......................................................  28
Description of Agreements with Selling Stockholders........................  30
Certain Federal Income Tax Consequences....................................  36
Underwriters...............................................................  39
Legal Matters..............................................................  42
Experts....................................................................  42
Where You Can Find More Information........................................  42

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of FON common stock, series 1 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of FON common stock, series 1; provided that any information that we file with the SEC subsequent to the date of this prospectus that is incorporated by reference in this prospectus will automatically update this prospectus. See "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information included or incorporated by reference in this prospectus about us and the FON common stock being sold in this offering. Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                               SPRINT CORPORATION

   We are a global communications company and a leader in integrating long-distance, local service and wireless communications. We are also one of the largest carriers of Internet traffic using our tier one Internet protocol network, which provides connectivity to any point on the Internet either through our own network or via direct connections with another backbone provider. We are the nation's third-largest provider of long distance services and operate nationwide, all-digital long distance and tier one Internet protocol networks using fiber-optic and electronic technology. In addition, our local telecommunications division currently serves approximately 8.3 million access lines in 18 states. We also operate the only 100% digital personal communications service, or PCS, wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. We own PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. For the year ended December 31, 2000, we had revenues of $23.6 billion and net income of $93 million and served more than 23 million business and residential customers.

   In November 1998, we allocated all of our assets and liabilities into two groups: the FON group and the PCS group. At the same time, we reclassified each share of our publicly traded common stock into tracking stocks. Each share of common stock was reclassified into one share of FON common stock and 1/2 share of PCS common stock. Our business is divided into four lines of business: the global markets division, the local telecommunications division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON group includes the global markets division, the local telecommunications division and the product distribution and directory publishing businesses, and the PCS group includes the PCS wireless telephony products and services business. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local telecommunications division and the product distribution and directory publishing businesses.

   We face substantial competition in the telecommunications industry. In response to this competitive environment, we have focused on building out our PCS and Internet protocol networks and developing and rolling out various new technologies. In connection with these activities, we have incurred substantial debt, and we will continue to have substantial future capital requirements in connection with the continued expansion of our businesses. In addition, demand for some of our communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy. See "Risk Factors--Risk Factors Relating to our Company."

Characteristics of Tracking Stock

   Our FON common stock and PCS common stock are intended to reflect the performance of the FON and PCS groups. However, they are classes of common stock of our company, not of the group they are intended to track. Accordingly, holders of FON and PCS common stock are subject to all of the risks of an equity investment in us and all of our businesses, assets and liabilities. Shares of FON or PCS common stock do not represent a direct equity or legal interest in the assets and liabilities allocated to either group, and we own all of the assets and liabilities of both of the groups.

   Holders of FON and PCS common stock generally vote as a single class on all matters submitted to a vote of our stockholders, including the election of directors. The vote per share of the PCS common stock is different from the vote of the FON common stock. The FON common stock has one vote per share. The vote of the PCS common stock is based on the market price of a share of PCS common stock relative to the market price of a share of FON common stock for a period of time before the record date for a stockholder meeting.

   The market price of the FON common stock may not accurately reflect the reported financial results and prospects of the FON group or the dividend policies established by our board of directors with respect to the FON common stock. The market price of the PCS common stock may not accurately reflect the reported financial results and prospects of the PCS group or the dividend policies established by our board with respect to the PCS common stock. Events affecting our company generally or the results of one group could adversely affect the results of operations of the other group or the market price of the stock tracking the other group. In addition, holders of FON and PCS common stock may have conflicting interests, which could be resolved by our board to the detriment of one group or the other. See "Risk Factors--Risk Factors Relating to Tracking Stocks."

Sprint's FON Group

   The FON group includes our global markets division, local telecommunications division, and product distribution and directory publishing businesses.

   Through our global markets division we provide a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice, data communications services using various protocols such as Internet protocol and frame relay (a public data service that transfers packets of data over our network) and managed security services. A virtual private network is a network dedicated to the use of a customer and is formed using the customer's and our equipment and the public switched telephone network. Through this division we also provide broadband services, including high-speed data transmission over our networks using fixed wireless multipoint multichannel distribution service technology, which is a fixed wireless network that distributes signals through microwave from a single transmission point to multiple receiving points, and digital subscriber line technology, which enables high-speed transmission of data over existing copper telephone lines between the customer and the service provider. For the year ended December 31, 2000, our global markets division had revenues of $10.5 billion and served approximately 10 million customers.

   The global markets division's strategy is to grow market share by leveraging our principal strategic assets: our high capacity national fiber-optic network, our tier one Internet protocol network, our large base of business and residential customers, and our established national brand. To create integrated product offerings for our customers, we are solidifying the linkage of our global markets division with our local telecommunications division and the PCS group. Our intent is to become the provider of choice for delivery of end-to-end service to business and residential customers. We are also extending our tier one Internet protocol network to select cities in Europe, Asia and the Americas to address high growth global Internet markets and provide United States-based customers with global connectivity.

   Our local telecommunications division consists primarily of regulated local exchange carriers serving approximately 8.3 million access lines in 18 states. Through this division we provide local voice and data services, long distance services for customers within our local territories, and access for other carriers to our local exchange facilities. This division also sells telecommunications equipment. Our local telecommunications division has embarked on a growth strategy to market our entire long distance and PCS product portfolios as well as its core product line of local voice and advanced network features and data products to our local customers. For the year ended December 31, 2000, our local telecommunications division had revenues of $6.2 billion and served approximately 7.8 million customers.

   Our product distribution and directory publishing businesses consist of wholesale distribution of telecommunications equipment and the publishing and marketing of white and yellow page telephone directories. We are one of the nation's largest distributors of telecommunications equipment to wireline and wireless service companies, cable television operators, and systems resellers. For the year ended December 31, 2000, our product distribution and directory publishing businesses had revenues of $1.9 billion.

Sprint's PCS Group

   The PCS group markets our wireless telephony products and services under the Sprint and Sprint PCS brand names. As of December 31, 2000, the PCS group, together with its affiliates, operated PCS systems in more than 300 metropolitan markets within the United States, including all of the 50 largest metropolitan areas. The PCS group provided services to approximately 9.85 million direct and resale customers as of December 31, 2000, representing an increase of 70% in the number of customers served as of December 31, 1999. The PCS group affiliates also had 800,000 subscribers as of December 31, 2000. For the year ended December 31, 2000, the PCS group had revenues of $6.3 billion.

                                ----------------

   We were incorporated in 1938 under the laws of the State of Kansas. Our principal executive offices are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, and our telephone number is (913) 624-3000.

                                  THE OFFERING

 FON common stock, series 1 offered hereby..  152,032,238

 FON common stock, series 1 outstanding as
  of April 30, 2001.........................  886,290,013(1)

 Over-allotment option granted by the
  selling stockholders......................   22,804,834

 Use of proceeds............................  We will not receive any proceeds from the sale of the shares in this offering.

 New York Stock Exchange symbol.............  "FON"

--------
(1) Includes shares of FON common stock, series 1, issuable upon conversion of shares of FON common stock, series 3 as well as shares of FON common stock, series 1 issuable in respect of shares of Class A common stock. Does not include shares issuable upon exercise of outstanding options, warrants and, other than as set forth in the immediately preceding sentence, other convertible securities.

                                  RISK FACTORS

   An investment in the FON common stock, series 1 involves risks. You should carefully consider the following risk factors and the other information included or incorporated by reference in this prospectus before deciding to invest in shares of FON common stock, series 1.

Risk Factors Relating to our Company

 Demand for some of our communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy.

   Demand for some of our communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy. Key United States economic indicators have recently signaled a softening of the United States economy. A number of our wholesale customers have struggled financially recently and some have filed for bankruptcy. As a result, we have experienced lower than expected revenues for our wholesale business in recent quarters. In addition, we have lowered our expectations for near-term growth of our web hosting and related businesses due to lower demand. As a result, we have recently reduced our financial forecast for our FON group operations for the remainder of 2001. If current general economic conditions continue or worsen, the revenues, cash flow and net income of the FON group, the PCS group and our company as a whole could be adversely affected.

 We face intense competition that may reduce our market share and harm our financial performance.

   There is substantial competition in the telecommunications industry. The traditional dividing lines between long distance, local, wireless and Internet services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers, including us, are striving to provide integrated solutions both within and across all geographical markets.

   We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry we could lose market share or experience a decline in our revenue and net income.

   FON group. As the nation's third largest provider of long distance services, the FON group competes with AT&T Corp., or AT&T, and WorldCom, Inc., as well as a host of smaller competitors. A class of new entrants has emerged, such as Qwest Communications International Inc. and Level 3 Communications, Inc., that are building high-capacity fiber-optic networks capable of supporting tremendous amounts of bandwidth. Although these new entrants have not captured a large market share, they and others with a strategy of using Internet-based networks claim certain cost structure advantages which, among other factors, may position them well for the future. In addition, increased competition has forced lower prices for long distance services. The significant increase in capacity resulting from new networks may drive prices down further.

   The Telecommunications Act of 1996 allows the Regional Bell Operating Companies to provide long distance services in their respective regions if certain conditions are met. As of December 31, 2000, Verizon Communications Inc. had entered the long distance market in New York and SBC Communications Inc. had entered the long distance market in Texas. Both were successful in obtaining a significant market share in a short period of time. SBC Communications Inc. has also recently entered the long distance market in Kansas and Oklahoma and Verizon Communications Inc. has recently been granted authority to offer long distance services in Massachusetts. A significant portion of the Regional Bell Operating Companies may secure regulatory clearance to offer long distance services in their respective markets by the end of 2001 or shortly thereafter. As the Regional Bell Operating Companies enter the market they should prove to be formidable long distance competitors.

   Because our local telecommunications division operates largely in rural markets, competition in the division's markets is occurring more gradually. There is already significant competition for business and residential customers in urban areas served by the local telecommunications division of the FON group and for business customers located in most areas. Certain combinations involving competitors may increase competition. In addition, wireless services will continue to grow as an alternative to wireline services as a means of reaching customers.

   PCS group. Each of the markets in which the PCS group competes is served by other two-way wireless services providers, including cellular and PCS operators and resellers. A majority of markets have five or more commercial mobile radio service providers. Each of the top 50 metropolitan markets has at least one other PCS competitor in addition to two cellular incumbents. Many of these competitors have been operating for a number of years and currently serve a substantial subscriber base. Competition also may increase to the extent that licenses are transferred from smaller stand-alone operations to larger, better capitalized and more experienced wireless communications operations. These larger wireless communications operations may be able to offer customers network features not offered by the PCS group. The actions of these larger wireless communications operations could negatively impact the PCS group's customer churn, average revenue per user, cost to acquire and operating costs per customer.

   The PCS group relies on agreements to provide automatic roaming capability to PCS group customers in many of the areas of the United States not served by the PCS group's network, which primarily serves metropolitan areas. Certain competitors may be able to offer coverage in areas not served by the PCS group's network or may be able to offer roaming rates that are lower than those offered by the PCS group.

   Many cellular providers, some of which have an infrastructure in place and have been operating for a number of years, have been upgrading their systems and provide expanded and digital services to compete with the PCS group's services. Many of these wireless providers require their customers to enter into long term contracts, which may make it more difficult for the PCS group to attract these customers away from these wireless providers.

   We anticipate that market prices for two-way wireless voice services and products generally will decline in the future as a result of increased competition. We also expect to incur increased advertising and promotion spending and to face increased competition for access to distribution channels. All of this may lead to greater choices for customers, possible consumer confusion and increased industry churn.

 Failure to satisfy our substantial capital requirements could cause us to delay or abandon our expansion plans.

   The FON group and the PCS group will continue to require substantial additional capital to continue to expand their businesses. We may not be able to arrange additional financing to fund our capital requirements on terms acceptable to us. Our ability to arrange additional financing will depend upon, among other factors, our financial performance, general economic conditions and prevailing market conditions. Many of these factors are beyond our control. The PCS group's fund raising efforts may adversely affect the FON group's ability to raise additional capital. Failure to obtain suitable financing could result in the inability of the FON group to continue to expand its business and meet competitive challenges, among other things, or the delay or abandonment of the PCS group's expansion plans.

 Our substantial leverage will reduce cash flow from operations available to fund our business and may cause a decline in our credit rating and/or limit our ability to raise additional capital.

   We have substantial indebtedness. As of March 31, 2001, we had total debt outstanding of $20.1 billion. We intend to incur additional indebtedness in the future as we implement the business plans of the FON group and the PCS group. In connection with the execution of our business strategies, we are continuously evaluating acquisition opportunities with respect to both the FON group and the PCS group, and we may elect to finance acquisitions by incurring additional indebtedness. We must use a portion of our future cash flow from operations to pay the principal and interest on our indebtedness, which will reduce the funds available for our operations, including capital investments and business expenses. This could hinder our ability to adjust to changing market and economic conditions. If we incur significant additional indebtedness, our credit rating could be adversely affected. As a result, our borrowing costs would likely increase and our access to capital may be adversely affected.

 Failure to complete development and rollout of new technology could impact our ability to compete in the industry.

   We are currently in the process of developing and rolling out various new technologies intended to help us compete in the industry. In particular, we have invested significant amounts in the development of Sprint ION. Sprint ION is still in its development phase. For example, although we have deployed Sprint ION using dedicated access and digital subscriber line technology, we are in the process of developing our ability to deploy Sprint ION over our fixed wireless multipoint multichannel distribution service technology. In addition, we are working to improve voice stability on the Sprint ION digital subscriber line platform. We may not successfully complete the development and rollout of Sprint ION or any other new technology in a timely manner and Sprint ION or any other new technology may not be widely accepted by customers. In either case, we may not be able to compete effectively in the industry.

 We could be required to move our broadband fixed wireless services to a higher frequency, which could adversely affect our ability to provide these services.

   The Federal Communications Commission and the National Telecommunications and Information Administration in the Department of Commerce are seeking to identify additional spectrum that can be used to provide advanced wireless services. Among the spectrum bands under consideration are the bands currently used by us and others to provide broadband fixed wireless services. The Federal Communications Commission has initiated a proceeding to examine the issues raised by the possibility of reallocating spectrum subject to its jurisdiction and is expected to issue an order later this year. If the Federal Communications Commission orders reallocation of the spectrum used by us, this will increase our cost of providing broadband fixed wireless services.

Risk Factors Relating to Tracking Stocks

 Risks associated with the business of the PCS group may adversely affect our overall performance. Because FON common stock represents an equity interest in our company as a whole and not the FON group separately, the prevailing market price of the FON common stock could be adversely affected by the business of the PCS group.

   Any failure by the PCS group to continue the buildout of its network and meet capacity requirements of its customer growth will likely impair its financial performance and negatively impact the market price of the PCS common stock and perhaps the FON common stock. The PCS group has substantial network buildout and capacity additions to complete. As the PCS group continues the buildout and expansion of its PCS network, it must:

  .  obtain rights to a large number of cell sites;

  . obtain zoning variances or other approvals or permits for network construction and expansion;

  . determine for each expansion area how many radios will be placed on a cell site and what frequencies the radios will use in order to optimize the network;

  . complete the fixed network implementation, which includes designing and installing network switching systems, radio systems, interconnecting facilities and systems, and operating support systems; and

  . build and maintain additional network capacity to satisfy customer growth.

   Network buildout and expansion may not occur as scheduled, when the Federal Communications Commission requires, or at the cost that the PCS group has estimated. Failure or delay to complete the expansion of the network, or increased costs of buildout, could limit our ability to increase the revenues of, or cause a deterioration in the operating margin of, the PCS group or our company as a whole.

   The PCS group expects to continue to supplement its own network buildout through affiliation arrangements with other companies. Under these arrangements, these companies offer PCS services under the Sprint PCS brand name, allow us to retain a portion of collected revenues, and complete network buildout at their own expense. The related PCS networks are in various stages of network buildout and launch. These companies may not be able to obtain the necessary financing to complete and operate their networks.

   Significant change in the wireless industry could cause a decline in demand for the PCS group's services. The wireless telecommunications industry is experiencing significant technological change, including improvements in the capacity and quality of digital technology such as the move to third generation wireless technology. This causes uncertainty about future customer demand for the PCS group's services and the prices that we will be able to charge for these services. This rapid change may lead to the development of wireless telecommunications service or alternative service that consumers prefer over PCS. There is also uncertainty as to the extent to which airtime charges and monthly recurring charges may continue to decline. As a result, the future prospects of the wireless industry and the PCS group and the success of PCS and other competitive services remain uncertain.

   The PCS group will continue to generate losses before interest and taxes at least through 2001. If the PCS group does not achieve and maintain profitability on a timely basis, the PCS group may be unable to make capital expenditures necessary to implement its business plan, meet its debt service requirements or otherwise conduct its business in an effective and competitive manner. This would require us to divert cash from other uses, which may not be possible or may detract from the growth of our FON group's businesses. These events could limit our ability to increase revenues and net income of the PCS group and our company as a whole or cause these amounts to decline.

 The market price of the FON common stock may not reflect the performance of the FON group.

   The market price for the FON common stock may not reflect the reported financial results and prospects of the FON group or the dividend policies established by our board of directors with respect to the FON common stock. For example, if investors have negative expectations for the PCS group or our company as a whole, the market price of the FON common stock could be adversely affected without regard to the performance of the FON group.

 The complex nature of the tracking stocks may adversely affect the market prices of the FON common stock and the PCS common stock.

   The complex nature of the terms of the FON common stock and the PCS common stock, such as the relative voting power and dividend policies applicable to each type of common stock, and the difficulties investors may have in understanding these terms may adversely affect the market prices of the FON common stock and the PCS common stock.

 Holders of FON common stock are stockholders of our company and generally do not have specific rights related to the assets or business of the FON group. As such, they must vote with holders of PCS and Class A common stock on matters submitted to a vote of our stockholders and they may not be able to determine the outcome of the vote.

   We are the issuer of the FON common stock, and the FON common stock does not represent a direct interest in the FON group. As a result, with few exceptions, holders of FON common stock have only the rights customarily held by common stockholders of a corporation and do not have rights specifically related to the assets or business of the FON group. For example, holders of FON common stock vote together with holders of PCS common stock and Class A common stock as a single class on most matters, including the election of directors. The FON common stock has one vote per share. The vote per share of the PCS common stock fluctuates based on its market price relative to the market price of a share of FON common stock for a period of time before the record date for a stockholders' meeting. To the extent that the aggregate voting power of the outstanding PCS and Class A common stock is greater than that of the FON common stock, the holders of those stocks would be in a position to control the outcome of stockholder votes, including the election of directors. This would be true even if the matter to be voted upon involves a conflict in the interests of the holders of the FON common stock and the PCS common stock.

 Under the applicable corporate law, our board of directors does not owe separate duties to the holders of the FON common stock or to the holders of the PCS common stock.

   Under the applicable corporate law, our board of directors owes its fiduciary duties to all of our stockholders. Neither the FON group nor the PCS group has a separate board of directors to represent solely the interests of the holders of FON common stock or PCS common stock. Consequently, there is no board of directors that owes separate duties to the holders of either the FON common stock or the PCS common stock. Our tracking stock policies provide that our board, in resolving material matters in which the holders of FON common stock and PCS common stock have potentially divergent interests, will act in the best interest of our company and all of our common stockholders after giving fair consideration to the potentially divergent interests of the holders of the separate classes of our common stock. These tracking policies may be changed by the board without stockholder approval.

 Conflicts of interest between holders of FON common stock and PCS common stock in transactions between the FON group and the PCS group or in our dealings with third parties could be resolved by our board to the detriment of FON stockholders.

   Holders of FON common stock may have interests that differ from or conflict with the interests of holders of PCS common stock. For example, conflicts could arise with respect to decisions by our board of directors with respect to, among other things, the following matters:

  . conversion of the outstanding shares of PCS common stock into shares of FON common stock, which our board of directors may do any time after November 23, 2001;

  .  payment of dividends on FON common stock or PCS common stock;

  .  sale of the assets of either the FON or PCS group to a third party;

  .  transfer of assets from one group to the other group;

  . allocation of consideration in a merger among holders of FON common stock and PCS common stock;

  .  intercompany loans from one group to the other group;

  . formulation of public policy positions that could have different effects on the interests of the FON group and the PCS group; and

  .  the effects on each group of operational and financial decisions.

   Policies adopted by our board of directors with respect to our tracking stocks provide that loans from the FON group to the PCS group will be made at interest rates and on terms and conditions substantially equivalent to the interest rates and terms and conditions that the PCS group would be able to obtain from third parties, including the public markets, as a wholly-owned subsidiary, but without the benefit of any guaranty from us or the FON group. This provision applies regardless of the interest rate at which the loaned funds are borrowed by us or the FON group. We anticipate that the interest rates payable by the PCS group will continue to be higher than those payable by us or the FON group for the foreseeable future.

   These tracking stock policies also provide guidelines for addressing material conflicts. Our board of directors has appointed a committee, consisting of outside board members, to interpret and oversee the implementation of these policies. Subject to these policies, the resolution of conflicts by our board may benefit, or appear to benefit, the PCS group at the expense of the FON group.

 Our directors generally own more FON common stock than PCS common stock, which could give rise to claims of conflict of interest.

   In general, members of our board of directors have a greater economic interest in the FON group than in the PCS group. This difference in ownership could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the FON group and the PCS group diverge.

 Our board of directors has the discretion to change the allocation of the assets and liabilities that comprise each of the FON group and the PCS group without the approval of our stockholders.

   Our board of directors, subject to the restrictions in our articles of incorporation, has the discretion to change the allocation of the assets and liabilities that comprise each of the FON group and the PCS group without the approval of our stockholders. It is possible that a change in the existing allocation of our assets and liabilities between the groups could adversely affect the FON group or the PCS group. We intend to disclose any change in this allocation in our reports filed with the SEC; however, this disclosure is not required and the timing and content of this disclosure is at our discretion. Because our stockholders would not be entitled to vote on any change in the allocations, the market prices of the FON common stock and the PCS common stock may not reflect a change until the change is disclosed by us.

 Our board of directors could change its established policies relating to the holders of FON common stock to the detriment of the FON group.

   Our board of directors may change its tracking stock policies without the approval of our stockholders. Our board of directors may also adopt additional policies depending upon the circumstances. Our board of directors may adopt new policies and change existing policies in a manner consistent with its fiduciary duties after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of our common stock, including the holders of FON common stock and the holders of PCS common stock. However, new policies and changes to the existing policies could have different impacts upon holders of FON common stock and PCS common stock and could affect the FON common stock negatively in relation to the PCS common stock. See "Dividend Policy."

 The structure of the tracking stocks may impede an acquisition of the FON group.

   If the FON group were a stand-alone entity, a person that did not wish to negotiate with our management could seek to acquire the FON group by means of a tender offer or proxy contest involving only the FON group stockholders. However, because the FON group is a part of our company, acquiring it without negotiation with our management would require a proxy contest or tender offer that yielded control of our company as a whole and would probably require solicitations to stockholders of both the FON group and the PCS group. This may hinder potential acquirers of the FON group assets and thereby prevent holders of FON common stock from achieving additional return on their investment related to such acquisitions.

 Holders of FON common stock may receive less in an acquisition of the FON group's assets than they would if the FON group were a separate company.

   If the FON group were an independent company and its shares were acquired by another person, certain costs, including corporate level taxes, might not be payable in connection with the acquisition. As a result, holders of FON common stock might receive more consideration in an acquisition of the FON group if the FON group were an independent company. In addition, the after-tax proceeds per share that holders of FON common stock would receive as a result of a disposition of FON group assets might be less than the market value per share of the FON common stock before or after the announcement of such disposition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates by reference "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate" and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to the FON group and the PCS group as well as our company as a whole.

   Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

  .  the effects of vigorous competition in the markets in which we operate;

  . the costs and business risks associated with entering new markets necessary to provide nationwide or global services and providing new services;

  . the ability of the PCS group to continue to grow a significant market presence;

  . the effects of mergers and consolidations within the telecommunications industry;

  .  the uncertainties related to our strategic investments;

  . the impact of any unusual items resulting from ongoing evaluations of our business strategies;

  .  unexpected results of litigation filed against us;

  . the possibility of one or more of the markets in which we compete being impacted by changes in political, economic or other factors such as monetary policy, legal and regulatory changes, including the impact of the Telecommunications Act of 1996, or other external factors over which we have no control; and

  .  those factors listed in this prospectus under "Risk Factors."

   We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made.

                   PRICE RANGE OF FON COMMON STOCK, SERIES 1

   The following table sets forth for the periods indicated the intra-day high and low sales prices per share of the FON common stock, series 1 as reported on the New York Stock Exchange, in each case as adjusted for a two-for-one stock split in the second quarter of 1999.

                                                                   High   Low
                                                                  ------ ------
   Year Ended December 31, 1999:
     First Quarter............................................... $50.34 $36.88
     Second Quarter.............................................. $57.47 $48.63
     Third Quarter............................................... $55.69 $42.63
     Fourth Quarter.............................................. $75.94 $54.00

   Year Ended December 31, 2000:
     First Quarter............................................... $67.81 $55.13
     Second Quarter.............................................. $67.00 $50.98
     Third Quarter............................................... $54.81 $24.31
     Fourth Quarter.............................................. $29.56 $19.63

   Year Ended December 31, 2001:
     First Quarter............................................... $29.31 $20.34
     Second Quarter (through May 15, 2001)....................... $23.87 $20.20

   As of May 15, 2001, we had approximately 70,000 holders of record of FON common stock, series 1. On May 15, 2001, the last reported sales price of the FON common stock, series 1 as reported on the New York Stock Exchange was $21.58 per share.

                                DIVIDEND POLICY

   During 1999 and 2000, we paid quarterly dividends of $0.125 per share of FON common stock. Our board of directors periodically considers appropriate dividend policies and practices relating to future dividends on the FON common stock. Under the board's existing tracking stock policies, which have been applied consistently since our recapitalization in 1998, dividends on the FON common stock may be declared and paid only out of the lesser of:

  .  the funds legally available therefor and

  .  the FON group available dividend amount.

The FON group available dividend amount is similar to the amount of assets that would be available for payment of dividends on the FON common stock under the Kansas General Corporation Code if the FON group were a separate company. The board may generally modify, suspend or rescind, or make additions or exceptions, to its tracking stock policies at any time, although there is no present intention to do so. In the absence of this dividend policy, our board could declare dividends on the FON common stock or on the PCS common stock in excess of the respective available dividend amount for each class, although the board could not in any case declare dividends in excess of our funds legally available for the payment of dividends. Even in the event our policies are not changed, declaration and payment of a dividend on the PCS common stock could reduce funds available to pay a dividend on the FON common stock. We expect to pay dividends on our FON common stock and our Class A common stock totaling approximately $440 million in 2001. See "Risk Factors--Risk Factors Relating to Tracking Stocks."

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the FON common stock, series 1 offered by this prospectus.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2001.

                                              As of March  31, 2001
                                  ----------------------------------------------
                                    FON     PCS     Eliminations/
                                   Group   Group  Reclassifications Consolidated
                                  ------- ------- ----------------- ------------
                                       (in millions, except per share data)
Cash and equivalents............  $    60 $   120     $    --         $   180
                                  ======= =======     ========        =======
Short-term debt (includes
 current maturities of long-term
 debt)(1)(2)....................  $ 1,113 $   678     $    (67)       $ 1,724
Long-term debt(1)(2)............    4,013  14,463         (108)        18,368
Redeemable preferred stock(2)...       10     526         (280)           256
Class A common stock:
 $2.50 par value; 200 million
 shares authorized; 86.2 million
 shares issued and outstanding
 (each share represents the
 right to one FON share and 1/2
 PCS share).....................                           216            216
FON common stock:
 $2.00 par value; 4.2 billion
 shares authorized; 799.5
 million shares issued and
 outstanding....................                         1,599          1,599
PCS common stock:
 $1.00 par value; 2.35 billion
 shares authorized; 935.6
 million shares issued and
 outstanding(3).................                           936            936
Other stockholders' equity......                        10,828         10,828
Combined attributed net assets..   12,529   1,038      (13,567)
                                  ------- -------     --------        -------
  Total stockholders' equity....   12,529   1,038           12         13,579
    Total capitalization(2).....  $17,665 $16,705     $   (443)       $33,927
                                  ======= =======     ========        =======

--------
(1) We manage financing activities for the FON group and the PCS group on a centralized basis. Debt incurred by us on behalf of the FON group and the PCS group is specifically allocated to and reflected in the financial statements of the applicable group.
(2) The FON group holds certain interests in the PCS group in the form of redeemable preferred interest and high yield debt securities. These interests are eliminated in consolidation.
(3)  On April 17, 2001 Sprint amended its articles of incorporation to:

  . increase the authorized shares of PCS common stock, series 1 from 1.25 billion shares to 3 billion shares,
  . increase the authorized shares of PCS common stock, series 2 from 500 million shares to 1 billion shares, and
  .  increase the total number of shares of authorized capital stock from
     6.77 billion shares to 9.02 billion shares.

                            SELECTED FINANCIAL DATA

   The following selected consolidated financial data for and as of the years ended December 31, 1996 through 2000 are derived from our consolidated financial statements for those years, which have been audited by Ernst & Young LLP whose audit was based in part on the reports of Deloitte & Touche LLP on the financial statements of Sprint Spectrum Holding Company, L.P., for the years ended December 31, 1996, 1997 and 1998. The selected financial data for the three months ended March 31, 2000 and 2001 have been derived from our unaudited financial statements and, in our opinion, reflect all adjustments (consisting of normal accruals) necessary to present fairly the data for those periods. Our results of operations for the three months ended March 31, 2001 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto incorporated by reference in this prospectus. Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations as previously reported.

                                                                     Three Months
                                                                     Ended March
                                 Year Ended December 31,                 31,
                         -----------------------------------------  ---------------
                         1996(1) 1997(1) 1998(1)   1999     2000     2000    2001
                         ------- ------- -------  -------  -------  ------  -------
                                  (in millions, except per share data)
Income Statement Data:
  Net operating
   revenues............. $13,874 $14,947 $17,144  $20,265  $23,613  $5,529  $ 6,280
  Operating income
   (loss) (2)...........   2,267   2,451     190     (307)     505     156      250
  Income (loss) from
   continuing operations
   (2)(3)(5)............   1,253   1,094     585     (745)    (576)    (65)     (77)
  Net income (loss)
   (2)(3)(5)(6).........   1,184     952     414     (935)      93     605      (76)
  Earnings (loss) per
   common share from
   continuing
   operations--basic:
   (2)(3)(4)
    Sprint..............    2.97    2.54    2.23      --       --      --       --
    FON group (5).......     --      --     0.18     2.01     1.47    0.51     0.36
    PCS group (5).......     --      --    (0.63)   (2.71)   (1.95)  (0.54)   (0.40)
  Earnings (loss) per
   common share from
   continuing
   operations--diluted:
   (2)(3)(4)
    Sprint..............    2.93    2.51    2.19      --       --      --       --
    FON group (5).......     --      --     0.18     1.97     1.45    0.50     0.36
    PCS group (5).......     --      --    (0.63)   (2.71)   (1.95)  (0.54)   (0.40)
  Dividends per common
   share: (4)
    Sprint..............    1.00    1.00    0.75      --       --      --       --
    FON group...........     --      --    0.125     0.50     0.50   0.125    0.125
Balance Sheet Data:
  Total assets.......... $16,915 $18,274 $33,257  $39,250  $42,601          $43,146
  Property, plant and
   equipment, net.......  10,464  11,494  18,983   21,969   25,316           26,079
  Total debt (including
   long term borrowings
   and redeemable
   preferred stock).....   3,086   3,891  12,445   17,028   18,975           19,830
  Stockholders' equity..   8,520   9,025  12,201   13,313   13,716           13,579

--------
(1) In November 1998, Sprint purchased the remaining ownership interests in Sprint Spectrum Holding Company, L.P. and PhillieCo, L.P. (together, Sprint
    PCS), other than a minority interest in Cox Communications PCS, L.P. Our 1998 results of operations include Sprint PCS' operating results on a consolidated basis for the entire year. The cable partners' share of losses through the PCS restructuring in November 1998, which is described in our Annual Report on Form 10-K/A for the year ended December 31, 2000 incorporated by reference in this prospectus, was reflected as "Other partners' loss in Sprint PCS" in our consolidated statements of operations. The cable partners consist of Tele-Communications, Inc., Comcast Corporation and Cox Communications. Before 1998, our investment in Sprint PCS was accounted for using the equity method. Sprint PCS' financial position at year-end 1998 has also been reflected on a consolidated basis. As a result of the recapitalization, no earnings per share information is presented for 1998.
(2) In 2000, the FON group recorded a non-recurring charge principally related to a write-down of goodwill in the global markets division, which reduced operating income by $238 million and income from continuing operations by $152 million. Also in 2000, we recorded a non-recurring charge associated with the proposed WorldCom merger, which was terminated. This charge reduced the FON group's operating income by $163 million and income from continuing operations by $105 million. This charge increased the PCS group's operating loss by $24 million and loss from continuing operations by $16 million. In 1998, the PCS group recorded a non-recurring charge to write off $179 million of acquired in-process research and development costs related to the PCS restructuring. This charge reduced operating income and income from continuing operations by $179 million. The FON group recorded a non-recurring charge of $20 million in 1997 and $60 million in 1996 related to litigation. These charges reduced income from continuing operations by $13 million in 1997 and $36 million in 1996.
(3) In 2000, the FON group recorded non-recurring charges of $122 million related to write-downs of certain equity investments. These charges increased the loss from continuing operations by $109 million. Also in 2000, the FON group recorded non-recurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities. These gains included income from continuing operations of $44 million. In 2000, the PCS group recorded a net non-recurring gain of $28 million from the sale of customers and network infrastructure to a PCS affiliate, which reduced the PCS group's loss from continuing operations by $18 million. In 1999, the FON group recorded non-recurring gains of $54 million related to investment activities, which increased the FON group's income from continuing operations by $35 million. In 1998, the FON group recorded net non-recurring gains of $104 million mainly from the sale of local exchanges, which increased its income from continuing operations by $62 million. In 1997, the FON group recorded non-recurring gains of $71 million mainly from sales of local exchanges and certain investments, which increased the FON group's income from continuing operations by $44 million.
(4) In the second quarter of 1999, we effected a two-for-one stock split of our FON common stock. In the first quarter of 2000, we effected a two-for-one stock split of our PCS common stock. As a result, diluted and basic earnings per common share have been restated for periods before this stock split.
(5) In the first quarter of 2001, the FON group recorded net gains on investment activities of $14 million which increased income from continuing operations by $9 million. In the first quarter of 2000, the FON group recorded net gains on investment activities of $26 million which increased income from continuing operations by $17 million.
(6) In the first quarter of 2000, Sprint sold its interest in Global One to France Telecom and Deutsche Telekom. As a result of this sale, Sprint's gain on the sale of Global One has been reported as a discontinued operation. In 2000, Sprint recorded an after-tax gain related to the sale of its interest in Global One of $675 million.

   The following table sets forth selected operating data for the global markets division, local telecommunications division, product distribution and directory publishing businesses and unallocated corporate operations and intercompany eliminations. You should read the table below in conjunction with the information in our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

                                          Year Ended     Three Months Ended
                                         December 31,         March 31,
                                         --------------  --------------------
                                          1999    2000     2000       2001
                                         ------  ------  ---------  ---------
                                                   (in millions)
Global Markets Division
Net operating revenues:
  Voice................................. $7,445  $7,094  $   1,780  $   1,736
  Data..................................  1,696   1,937        474        502
  Internet..............................    615     920        218        249
  Other.................................    552     577        155         80
                                         ------  ------  ---------  ---------
    Total............................... 10,308  10,528      2,627      2,567
Operating expenses:
  Costs of services and products........  4,947   5,558      1,322      1,489
  Selling, general and administrative...  3,141   3,026        775        751
  Depreciation and amortization.........  1,045   1,121        265        302
  Asset write-down......................    --      238        --         --
                                         ------  ------  ---------  ---------
    Total operating expenses............  9,133   9,943      2,362      2,542
                                         ------  ------  ---------  ---------
Operating income........................ $1,175  $  585  $     265  $      25
Local Telecommunications Division
Net operating revenues:
  Local service......................... $2,677  $2,846  $     696  $     732
  Network access........................  1,918   1,987        511        505
  Long distance.........................    611     717        171        186
  Other.................................    752     605        151        130
                                         ------  ------  ---------  ---------
    Total...............................  5,958   6,155      1,529      1,553
Operating expenses:
  Costs of services and products........  2,016   1,965        480        496
  Selling, general and administrative...  1,320   1,288        337        338
  Depreciation..........................  1,069   1,139        279        281
                                         ------  ------  ---------  ---------
    Total operating expenses............  4,405   4,392      1,096      1,115
                                         ------  ------  ---------  ---------
Operating income........................ $1,553  $1,763  $     433  $     438
Product Distribution and Directory
 Publishing
Net operating revenues.................. $1,758  $1,936  $     461  $     494
Operating income........................ $  242  $  284  $      67  $      78
Unallocated Corporate Operations
 And Intercompany Eliminations
Net operating revenues.................. $ (864) $ (931) $    (213) $    (256)
Operating income (1).................... $  (40) $ (199) $      (7) $      (9)

--------
(1) Includes merger costs of $163 million in the second quarter of 2000 related to the proposed WorldCom merger, which was terminated.

   The following table sets forth selected consolidating financial data for our company. You should read the table below in conjunction with the information in our consolidated financial statements and notes thereto incorporated by reference in this prospectus. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

                                                                                  Three Months
                                            Year Ended December 31,              Ended March 31,
                                    -------------------------------------------  ----------------
                                    1996(1)  1997(1)  1998(1)   1999     2000     2000     2001
                                    -------  -------  -------  -------  -------  -------  -------
                                             (in millions, except per share data)
Results of Operations:
Net operating revenues:
 Sprint FON group.................  $13,874  $14,947  $15,958  $17,160  $17,688  $ 4,404  $ 4,358
 Sprint PCS group.................      --       --     1,294    3,373    6,341    1,220    2,051
 Eliminations.....................      --       --      (108)    (268)    (416)     (95)    (129)
                                    -------  -------  -------  -------  -------  -------  -------
 Consolidated.....................  $13,874  $14,947  $17,144  $20,265  $23,613  $ 5,529  $ 6,280
                                    -------  -------  -------  -------  -------  -------  -------
Operating income (loss)(3):
 Sprint FON group.................  $ 2,268  $ 2,470  $ 2,760  $ 2,930  $ 2,433  $   758  $   532
 Sprint PCS group.................       (1)     (19)  (2,570)  (3,237)  (1,928)    (602)    (282)
                                    -------  -------  -------  -------  -------  -------  -------
 Consolidated.....................  $ 2,267  $ 2,451  $   190  $  (307) $   505  $   156  $   250
                                    -------  -------  -------  -------  -------  -------  -------
Income (loss) from continuing
 operations(3)(4):
 Sprint FON group.................  $ 1,373  $ 1,513  $ 1,675  $ 1,736  $ 1,292  $   445  $   316
 Sprint PCS group.................     (120)    (419)  (1,090)  (2,481)  (1,868)    (510)    (393)
                                    -------  -------  -------  -------  -------  -------  -------
 Consolidated.....................  $ 1,253  $ 1,094  $   585     (745) $  (576) $   (65) $   (77)
                                    -------  -------  -------  -------  -------  -------  -------
Earnings per Share and Dividends:
Earnings per Sprint common share
 from
 continuing operations(2)(3)(4):
 Diluted..........................  $  2.93  $  2.51  $  2.19  $   --   $   --   $   --   $   --
 Basic............................     2.97     2.54     2.23      --       --       --       --
Dividends per Sprint common share.     1.00     1.00     0.75      --       --       --       --
Earnings (Loss) per Share and
 Dividends:
Earnings (loss) per common share
 from
 continuing operations(2)(3)(4)(5):
 Sprint FON group (diluted).......                    $  0.18  $  1.97  $  1.45  $  0.50  $  0.36
 Sprint FON group (basic).........                       0.18     2.01     1.47     0.51     0.36
 Sprint PCS group (diluted and
  basic)..........................                      (0.63)   (2.71)   (1.95)   (0.54)   (0.40)
Dividends per FON common share....                      0.125     0.50     0.50    0.125    0.125
Financial Position:
Total assets:
 Sprint FON group.................  $15,655  $16,581  $19,001  $21,803  $23,649           $24,029
 Sprint PCS group.................    1,260    1,703   15,165   17,924   19,763            19,965
 Eliminations.....................      --       (10)    (909)    (477)    (811)             (848)
                                    -------  -------  -------  -------  -------           -------
 Consolidated.....................  $16,915  $18,274  $33,257  $39,250  $42,601           $43,146
                                    -------  -------  -------  -------  -------           -------
Property, plant and equipment,
 net:
 Sprint FON group.................  $10,464  $11,307  $12,464  $14,002  $15,833           $16,360
 Sprint PCS group.................      --       187    6,535    7,996    9,522             9,762
 Eliminations.....................      --       --       (16)     (29)     (39)              (43)
                                    -------  -------  -------  -------  -------           -------
 Consolidated.....................  $10,464  $11,494  $18,983  $21,969  $25,316           $26,079
                                    -------  -------  -------  -------  -------           -------
Total debt (including long-term
 borrowings and
 redeemable preferred stock):
 Sprint FON group.................  $ 3,086  $ 3,891  $ 4,452  $ 5,443  $ 4,518           $ 5,048
 Sprint PCS group.................      --       --     8,721   12,015   14,906            15,237
 Eliminations.....................      --       --      (728)    (430)    (449)             (455)
                                    -------  -------  -------  -------  -------           -------
 Consolidated.....................  $ 3,086  $ 3,891  $12,445  $17,028  $18,975           $19,830
                                    -------  -------  -------  -------  -------           -------
Stockholders' equity:
 Sprint FON group.................  $ 7,332  $ 7,639  $ 9,024  $10,514  $12,343           $12,529
 Sprint PCS group.................    1,188    1,386    3,229    2,794    1,366             1,038
 Eliminations.....................      --       --       (51)       5        7                12
                                    -------  -------  -------  -------  -------           -------
 Consolidated.....................  $ 8,520  $ 9,025  $12,202  $13,313  $13,716           $13,579
                                    -------  -------  -------  -------  -------           -------
Cash Flow Data:
Net cash from operating
 activities--continuing
 operations(6):
 Sprint FON group.................  $ 2,267  $ 2,899  $ 3,915  $ 3,713  $ 4,323  $ 1,023  $   616
 Sprint PCS group.................       (1)      38     (159)  (1,692)      (8)     (93)    (175)
 Eliminations.....................      138      435      443      (69)     --       --       --
                                    -------  -------  -------  -------  -------  -------  -------
 Consolidated.....................  $ 2,404  $ 3,372  $ 4,199  $ 1,952  $ 4,315  $   930  $   441
                                    -------  -------  -------  -------  -------  -------  -------
Capital expenditures:
 Sprint FON group.................  $ 2,434  $ 2,709  $ 3,159  $ 3,534  $ 4,105  $   758  $ 1,119
 Sprint PCS group.................      --       154    1,072    2,580    3,047      693      655
 Eliminations.....................      --       --       --       --       --       --       --
                                    -------  -------  -------  -------  -------  -------  -------
 Consolidated.....................  $ 2,434  $ 2,863  $ 4,231  $ 6,114  $ 7,152  $ 1,451  $ 1,774
                                    =======  =======  =======  =======  =======  =======  =======

--------

(1) Our 1998 results of operations include Sprint PCS' operating results on a consolidated basis for the entire year. The cable partners' share of losses through the PCS restructuring date has been reflected as "Other partners' loss in Sprint PCS" in our consolidated statements of operations. Before 1998, our investment in Sprint PCS was accounted for using the equity method. Sprint PCS' financial position at year-end 1998 has also been reflected on a consolidated basis. Cash flow data reflects Sprint PCS' cash flows only after the PCS restructuring date.
(2) As a result of the recapitalization in 1998, earnings per share for Sprint common stock reflects earnings through the recapitalization date, while earnings (loss) per share for FON common stock and PCS common stock reflects results from that date to year-end 1998.
(3) In 2000, the FON group recorded a nonrecurring charge of $238 million, which principally represented a write-down of goodwill, and a $163 million nonrecurring charge for costs associated with the proposed WorldCom merger, which was terminated. The PCS group recorded costs associated with the terminated WorldCom merger of $24 million. These charges reduced operating income by $425 million and increased the loss from continuing operations by $273 million. In 1998, the PCS group recorded a nonrecurring charge to write off $179 million of acquired in-process research and development costs related to the PCS restructuring, which reduced operating income and income from continuing operations by $179 million. The FON group recorded nonrecurring charges of $20 million in 1997 and $60 million in 1996 related to litigation within the global markets division, which reduced income from continuing operations by $13 million in 1997 and $36 million in 1996.
(4) In 2000, the FON group recorded nonrecurring charges of $122 million related to write-downs of certain equity investments, which increased the loss from continuing operations by $109 million. Also in 2000, the FON group recorded net nonrecurring gains of $71 million from the sale of an independent directory publishing operation and from investment activities, which reduced the loss from continuing operations by $44 million. In 2000, the PCS group recorded a net nonrecurring gain of $28 million from the sale of customers and network infrastructure to a PCS affiliate, which reduced the loss from continuing operations by $18 million. In 1999, the FON group recorded net nonrecurring gains of $54 million from investment activities, which reduced the loss from continuing operations by $35 million. In 1998, the FON group recorded net nonrecurring gains of $104 million mainly from the sale of local exchanges, which increased income from continuing operations by $62 million. In 1997, the FON group recorded nonrecurring gains of $71 million mainly from sales of local exchanges and certain investments, which increased income from continuing operations by $44 million.
(5) In the 2000 first quarter, we effected a two-for-one stock split of the PCS common stock. In the 1999 second quarter, we effected a two-for-one stock split of the FON common stock. As a result, diluted and basic earnings per common share and dividends for the FON common stock and diluted and basic loss per common share for the PCS common stock have been restated for periods before these stock splits.
(6) The 1996 amount was reduced by $600 million for cash required to terminate an accounts receivable sales agreement.

                                    BUSINESS

   We refer to a number of registered trademarks and servicemarks throughout this prospectus. Sprint ION, Integrated On-Demand Network, Sprint and Sprint PCS are registered trademarks and servicemarks owned by us.

Sprint Corporation

   We are a global communications company and a leader in integrating long-distance, local service and wireless communications. We are also one of the largest carriers of Internet traffic using our tier one Internet protocol network. We are the nation's third-largest provider of long distance services and operate nationwide, all-digital long distance and tier one Internet protocol networks using fiber-optic and electronic technology. In addition, our local telecommunications division currently serves approximately 8.3 million access lines in 18 states. We also operate the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. We own PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. For the year ended December 31, 2000, we had revenues of $23.6 billion and net income of $93 million and served more than 23 million business and residential customers.

   Our businesses are divided into the FON group, which includes our global markets division, local telecommunications division and product distribution and directory publishing businesses, and the PCS group, which includes our mobile wireless PCS operations. The FON common stock is intended to reflect the performance of the FON group, and the PCS common stock is intended to reflect the performance of the PCS group.

Sprint's FON Group

 Global Markets Division

   Business. Through our global markets division we provide a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice, data communications services using various protocols such as Internet protocol and frame relay, web hosting, virtual private networks, and managed security services. Through this division we also provide broadband services, including high-speed data over our networks using fixed wireless multipoint multichannel distribution service technology, or MMDS, and digital subscriber line technology. For the year ended December 31, 2000, our global markets division had revenues of $10.5 billion and served approximately 10 million customers.

   The global markets division's strategy is to grow market share by leveraging our principal strategic assets: our high capacity national fiber-optic network, our tier one Internet protocol network, our large base of business and residential customers, and our established national brand. To create integrated product offerings for our customers, we are solidifying the linkage of our global markets division with our local telecommunications division and the PCS group. Our intent is to become the provider of choice for delivery of end-to-end service to business and residential customers. We are also extending our tier one Internet protocol network to select cities in Europe, Asia and the Americas to address high growth global Internet markets and provide United States-based customers with global connectivity.

   Our tier one Internet protocol network allows us to provide a broad suite of Internet solutions to our business, carrier and Internet service provider customers. We are one of the largest carriers of Internet traffic and one of a small number of carriers to enjoy tier one network status. We are using our tier one network as the foundation to offer differentiated web hosting services, a business we intend to grow aggressively. Consistent with this strategy, we intend to expand our operational data centers directly connected to our Internet protocol network from two at the end of 2000 to 10 by the end of 2001 and to 18 by the end of 2002, including locations in Europe and Asia. Each data center will offer a variety of services ranging from managed hosting to applications support, as well as comprehensive information technology professional services. We also expect that the expansion of our tier one Internet protocol network to select cities in Europe, Asia and the Americas will allow us to offer new services to existing multinational business customers.

   We are leveraging our strong position in providing communications services to consumers in the United States. Through the PCS group and our local telecommunications division, and by leveraging our MMDS and digital subscriber line networks, we are well positioned to cross-sell our local, wireless and broadband services to residential customers. By the end of 2000, 40% of our local residential customers subscribed to our long distance service, compared to 33% at the end of 1999, and 15% of Sprint PCS's customers subscribed to our wireline long distance service.

   Sprint ION, our newest communications service, will enable us to provide a broad range of services such as voice, data and Internet, using a single network platform. For business customers, Sprint ION consolidates voice and data services to a single network that enables more efficient use of their capacity and management of their telecommunications services. For residential customers, Sprint ION will offer a single connection to the home with up to four local voice lines with a full complement of custom calling features, long distance service, and dedicated high-speed Internet access, all for a single, cost-effective flat rate.

   Not only is Sprint ION a product that we believe provides customers flexible, broad and cost-effective services, but it is also a network platform that will allow us to reduce our capital and operating costs. Sprint ION will be the basis for our migration from a separate circuit-switched network for voice and packet-switched network for data to an integrated packet-switched network for both voice and data. To date we have spent approximately $1.3 billion, a substantial portion of which was related to this network evolution and the related operational support systems.

   The rate of the rollout of Sprint ION will depend upon future development efforts, consumer acceptance and the availability of suitable last mile connections. We are working to improve voice stability on the Sprint ION digital subscriber line platform. We are in the process of moving voice services from an Internet protocol to our asynchronous transfer mode, or ATM, platform and will test this platform with a limited number of customers over the next several months. We are not broadly marketing consumer and small business ION services, and will not implement large scale marketing activities until these tests are further along. We are continuing to market the access consolidation benefits of ION to large businesses through integration of data and long distance voice services to these customers.

   Network Technology. The global markets division's nationwide, all-digital long distance network currently covers approximately 31,000 route miles. We are an industry leader in the deployment of dense wave division multiplexing, asynchronous transfer mode, and synchronous optical network, which, as deployed by us, provide customers with substantial survivability and bandwidth capacity. We are currently in the process of deploying 80 window dense wave division multiplexing systems which can transmit data in one window at the rate of 10 billion bits per second, resulting in significant capacity for expansion. Dense wave division multiplexing is a means of increasing the capacity of our fiber optic technology. As of December 31, 2000, virtually all of the global markets division's traffic was carried on synchronous optical self-healing networks.

   Our tier one Internet protocol network currently provides nationwide OC-48 capacity, which refers to the speed of our network (2.488 billion bits per second). OC-48 capacity is provided over dense wave division multiplexing and synchronous optical technologies. Synchronous optical network refers to an optical transmission standard that provides the flexibility needed to transport many digital signals with different bandwidths. The simplicity of our Internet protocol network architecture reduces latency, increases reliability and minimizes the time and expense associated with maintaining, expanding and upgrading our network.

   Our Internet protocol network offers connectivity to other carriers at five public and 11 private peering points. Our Internet protocol network can also be accessed by business customers at approximately 320 points-of-presence in the United States. We are currently extending our Internet protocol network to Europe, Asia and the Americas, expanding to 15 cities in 13 countries by the end of 2001. We are also expanding our data operational centers and expect to have 10 by the end of 2001 and 18 by the end of 2002, including locations in select cities in Europe and Asia. In addition, our agreements with Global One and WorldCom Inc. enable us to continue to provide a full range of offshore communications services to United States-based companies.

   We are extending the advanced technology of our long distance and Internet protocol backbone networks to the local markets by deploying broadband metropolitan area networks in select metropolitan areas nationwide. This control of our own broadband network will allow us to move both wireline and wireless traffic onto one common transport platform and thereby reduce access costs significantly. In some markets we may construct the facilities, but in most markets we plan to take advantage of existing third party fiber capacity through long-term lease agreements.

   In addition, we are deploying multiple last mile technologies to deliver our broadband services, including dedicated access to our metropolitan area networks, digital subscriber line and fixed wireless MMDS, to serve business and residential customers. We continue to expand our broadband capabilities into new markets, having installed digital subscriber line equipment in approximately 950 central offices and 31 markets by the end of 2000. We expect to have installed digital subscriber line equipment in approximately 2,000 central offices and 86 markets by the end of 2001, which will enable us to reach approximately 18 million households and 3 million business locations across the country. In addition, we continue to expand our fixed wireless MMDS service into new markets. Our MMDS service is currently offered in 14 markets. We have MMDS licenses with the potential to cover approximately 30 million households in over 80 markets.

   Marketing and Distribution. We market the global markets division's services to business, carrier and residential customers under the Sprint brand name through Sprint Business, Sprint E|Solutions, Sprint International and the National Consumer Organization.

   Sprint Business focuses on marketing and distributing the global markets division's core products such as long distance, advanced global data and Internet, voice and video solutions to business and carrier customers. In addition, Sprint Business has introduced innovative marketing products to business customers such as the All Calls All Day SM and Real Solutions SM annual programs, which have allowed Sprint Business to increase the number of its small business accounts over the last few years.

   Sprint E|Solutions concentrates on value-added solutions that support managed applications, systems integration and management of Internet transport. These applications include web hosting, managed services, e-commerce and electronic business applications.

   Sprint International works in conjunction with the domestic business units to ensure we achieve our global objectives and that the needs of our multinational customers are met. Sprint International also manages overseas businesses from network and operations concerns to sales and revenue delivery.

   The National Consumer Organization focuses on marketing its products and services to the consumer market while transforming from a national consumer long distance provider to an integrated communications provider of bundled local, long distance, Internet, and wireless home solutions. We are targeting high-spending long distance users likely to migrate to next generation consumer products, such as broadband. The National Consumer Organization's marketing reach is expanding through retail, online, and affiliate partnerships.

   Our consumer voice business continues to benefit from our success in selling bundled services in our wireless business. At the end of 2000, over 15% of the Sprint PCS customer base also subscribed to our wireline long distance service.

 Local Telecommunications Division

   Business. The local telecommunications division consists primarily of regulated local exchange carriers serving approximately 8.3 million access lines in 18 states. Through this division we provide local voice and data services, long distance services for customers within our local territories, and access for other carriers to our local exchange facilities. The division also sells telecommunications equipment. For the year ended December 31, 2000, our local telecommunications division had revenues of $6.2 billion and served approximately 7.8 million customers.

   To continue to build on its successful track record, the local telecommunications division has embarked on a growth strategy to market our entire long distance and Sprint PCS product portfolios as well as its core product line of local voice and advanced network features and data products to our local customers. The local telecommunications division also supports the FON group's initiatives with Sprint ION by providing planning and buildout capabilities to the global markets division, thereby leveraging core capabilities of one division to execute the business objectives of another.

   Network Technology. We continue to emphasize growth in the local telecommunications division by investing in advanced network technologies including expanded deployment of synchronous optical network ring technology to enhance network reliability as well as installation of fiber closer to the end user. Rapidly growing demand for higher-speed data communications capabilities is being addressed through deployment of technologies such as digital subscriber line and integrated services digital network. Our switching technology is migrating from a traditional circuit network to a packet network to meet the increased demand for data services.

   Marketing and Distribution. The local telecommunications division continues to achieve success in selling bundled services to residential customers. By the end of 2000, 40% of our local residential customers subscribed to our long distance services compared to 33% at the end of 1999.

 Product Distribution and Directory Publishing

   Our product distribution and directory publishing businesses consist of the wholesale distribution of telecommunications equipment and the publishing and marketing of white and yellow page telephone directories. For the year ended December 31, 2000, our product distribution and directory publishing businesses had revenues of $1.9 billion.

   Our product distribution business is a nationwide distributor of telecommunications equipment to wireline and wireless service companies, cable television operators, and system resellers. Available equipment includes a wide array of products of voice, data and video communications, cable television, and security alarm systems, as well as complementary accessories, tools and supplies. We stock approximately 36,000 different products from 1,300 manufacturers.

   Our directory publishing business publishes and markets white and yellow page telephone directories. Revenues are mainly derived from selling directory advertisement. This division is currently the nation's fifth largest yellow pages publisher and produces approximately 273 directories across 18 states with an annual circulation of approximately 18 million directories.

   We are currently transforming our product distribution business into a web-enabled company that conducts business with customers over the Internet. We intend to leverage our existing scale, employee talent, and customer base to develop a fully functional e-commerce business focused on increasing product and service revenue in the expanding broadband and data markets. The directory publishing business continues to focus on customer retention and growth through implementation of programs designed to prove the value of directory advertising to existing customers.

Competition

   The global markets division competes with AT&T, WorldCom, Inc., Qwest Communications International, Inc., Global Crossing Ltd. and other telecommunications providers in all segments of the long distance communications market. AT&T continues to have the largest domestic market share. Competition in the long distance market is based on price and pricing plans, the types of services offered, customer service, and communications quality, reliability and availability. Regional Bell Operating Companies are beginning to obtain authorization to provide in-region long distance services in their respective regions, which has heightened competition. Emerging competitors (such as Level 3 Communications Inc. and Qwest Communications International, Inc.) are targeting the high-end data market and are offering deeply discounted rates in exchange for high-volume traffic as they attempt to fill empty networks with traffic volume.

   In the areas of Internet access and transport, we compete with other tier one providers such as WorldCom, Inc., AT&T, Qwest Communications International, Inc. and Genuity Inc. as well as many other non-tier one companies. Competition in this area is primarily based upon network coverage, traffic volume, quality and reliability. In the area of web hosting and other Internet-related value-added services, the market is highly fragmented with competitors such as WorldCom, Inc., Exodus Communications, Inc. and Genuity Inc. Data center capacity and coverage, breadth of managed services and reliability are necessary elements to success in this area.

   Because the operations of the local telecommunications division are largely in secondary and tertiary markets, competition in its markets is occurring more gradually than in most Regional Bell Operating Company territories. There is already some competition for business and residential customers in urban areas served by the local telecommunications division and for business customers located in most areas. There continues to be significant competition for intraLATA toll (also known as "local toll") from other long distance carriers and from competitive local exchange carriers. The mergers of AT&T with TCI Communications, Inc. and MediaOne Group, Inc. may accelerate competition in the areas served by the local telecommunications division by enabling AT&T to market and provide services to customers directly through TCI Communications, Inc. and MediaOne Group, Inc. cable. The recent merger of America Online, Inc. with Time Warner Inc. allows the marketing strength and content of America Online, Inc. to be similarly provided over Time Warner Inc. cable. In addition, wireless services will continue to grow as an alternative to wireline services as a means of reaching local customers.

                                   MANAGEMENT

   The tables below set forth the executive officers and directors of our company.

Executive Officers

Name                      Age Position
----                      --- --------
William T. Esrey........   61 Chairman and Chief Executive Officer
Ronald T. LeMay.........   55 President and Chief Operating Officer
Michael B. Fuller.......   56 President--Local Telecommunications Division
Don G. Hallacy..........   44 President--Technology Services
Arthur A. Kurtze........   56 President--National Integrated Services
Len J. Lauer............   43 President--Global Markets Division
Charles E. Levine.......   48 President--Sprint PCS
J. Richard Devlin.......   50 Executive Vice President--General Counsel and External Affairs
Arthur B. Krause........   59 Executive Vice President--Chief Financial Officer
Gene M. Betts...........   48 Senior Vice President and Treasurer
Forrest E. Mattix.......   48 Senior Vice President--Public Affairs and Brand Management
John P. Meyer...........   50 Senior Vice President and Controller
Liane J. Pelletier......   43 Senior Vice President--Strategic Planning/Corporate Development
I. Benjamin Watson......   52 Senior Vice President--Human Resources

Directors

Name                      Age Principal Occupation
----                      --- --------------------
DuBose Ausley...........   64 Chairman of Ausley & McMullen
Warren L. Batts.........   68 Retired Chairman and Chief Executive Officer of Tupperware
                              Corporation
William T. Esrey........   61 Chairman and Chief Executive Officer of Sprint
Irvine O. Hockaday, Jr..   64 President and Chief Executive Officer of Hallmark Cards, Inc.
Ronald T. LeMay.........   55 President and Chief Operating Officer of Sprint
Linda Koch Lorimer......   49 Vice President and Secretary of Yale University
Charles E. Rice.........   65 Chairman--Mayport Venture Partners, LLC.
Louis W. Smith..........   58 President and Chief Executive Officer of Ewing Marion Kauffman
                              Foundation
Stewart Turley..........   66 Retired Chairman of Eckerd Corporation

   Each of the above-named persons is a full-time employee of our company, except Ms. Lorimer and Messrs. Ausley, Batts, Hockaday, Rice, Smith and Turley. The business address of each, in his or her capacity as an executive officer or director, is c/o Sprint Corporation, 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

                              SELLING STOCKHOLDERS

   The following table sets forth, as of December 31, 2000, information regarding the beneficial ownership of our FON common stock, series 1 and PCS common stock, series 1 by NAB Nordamerika Beteiligungs Holding GmbH (a wholly-owned subsidiary of Deutsche Telekom AG), which we refer to as Deutsche Telekom, and France Telecom. We refer to Deutsche Telekom and France Telecom in this prospectus as the selling stockholders. The selling stockholders are selling FON common stock, series 1 in this offering. We have included the information regarding Deutsche Telekom's and France Telecom's ownership of PCS common stock to help you understand the voting power they will retain following completion of this offering. Deutsche Telekom's address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany. France Telecom's address is 6 place d'Alleray, 75505 Paris Cedex 15, France.

                               Before Offering                                After Offering
                          -----------------------------                 -----------------------------
                                        Percent  Total                                Percent  Total
                          Number of        of    Voting     Shares      Number of        of    Voting
                            Shares      Class(1) Power(2)  Offered        Shares      Class(1) Power(2)
                          ----------    -------- ------   ----------    ----------    -------- ------
FON common stock, series
 1:
 Deutsche Telekom.......  87,582,197(3)   9.9%    5.3%    76,158,433(4) 11,423,764(5)   1.3%    0.7%
 France Telecom.........  87,254,875(6)   9.9%    5.3%    75,873,805(4) 11,381,070(5)   1.3%    0.7%
PCS common stock, series
 1:
 Deutsche Telekom.......  57,372,340(7)   5.9%    4.0%           --     57,372,340      5.9%    4.0%
 France Telecom.........  56,000,032(8)   5.7%    3.9%           --     56,000,032      5.7%    3.9%

--------
(1) The calculation of the percent of class includes shares of all series of the class outstanding or issuable in respect of outstanding shares of Class A common stock. The method for calculating percent of class in the table above differs from the method used to calculate percent of class in the table under the caption "Security ownership of certain beneficial owners" in our Form 10-K/A for the year ended December 31, 2000 in that the denominator used to calculate the percent for each selling stockholder in the table above includes shares of FON common stock, series 1 and PCS common stock, series 1 issuable in respect of Class A common stock held by both selling stockholders.
(2) Outstanding shares of FON common stock, PCS common stock, Class A common stock and preferred stock generally vote together as a single class on matters submitted to a vote of our stockholders. The calculation of the total voting power percentages takes into account all shares of each series of each class of our common and preferred stock outstanding as of December 31, 2000 and entitled to vote on matters submitted to a vote of our stockholders. The following table sets forth the voting power per share for such shares assuming a record date for determining voting power of February 20, 2001:

                                                                         Votes
      Class and series                                                 per share
      ----------------                                                 ---------
      FON common stock, series 1......................................   1.0000
      FON common stock, series 3......................................   1.0000
      PCS common stock, series 1......................................   1.1420
      PCS common stock, series 2......................................   0.1142
      PCS common stock, series 3......................................   1.1420
      Class A common stock............................................   1.5710
      Class A common stock--series DT.................................   1.5710
      Preferred stock--fifth series...................................   1.0000
      Preferred stock--seventh series, series 1 PCS underlying........  74.2840
      Preferred stock--seventh series, series 2 PCS underlying........   7.4284

(3) Includes:
   . 44,464,179 shares of FON common stock, series 1 issuable upon conversion on a one-for-one basis of the shares of FON common stock, series 3 beneficially owned by Deutsche Telekom and
   . 43,118,018 shares of FON common stock, series 1 issuable in respect of the 43,118,018 shares of Class A common stock that Deutsche Telekom beneficially owns.
(4) If the underwriters exercise their over-allotment option in full, Deutsche Telekom will sell 87,582,197 shares and France Telecom will sell 87,254,875 shares.
(5) If the underwriters exercise their over-allotment option in full, Deutsche Telekom and France Telecom will not own any shares of FON common stock or shares convertible into FON common stock upon completion of this offering.
(6) Includes:
   . 44,136,857 shares of FON common stock, series 1 issuable upon conversion on a one-for-one basis of the shares of FON common stock, series 3 beneficially owned by France Telecom and
   . 43,118,018 shares of FON common stock, series 1 issuable in respect of the 43,118,018 shares of Class A common stock that France Telecom beneficially owns.
(7) Includes:
   . 35,813,331 shares of PCS common stock, series 1, issuable upon conversion on a one-for-one basis of the shares of PCS common stock, series 3 beneficially owned by Deutsche Telekom and
   . 21,559,009 shares of PCS common stock, series 1 issuable in respect of the 43,118,018 shares of Class A common stock that Deutsche Telekom beneficially owns.
(8) Includes:
   . 34,441,023 shares of PCS common stock, series 1 issuable upon conversion on a one-for-one basis of the shares of PCS common stock, series 3 beneficially owned by France Telecom and
   . 21,559,009 shares of PCS common stock, series 1 issuable in respect of the 43,118,018 shares of Class A common stock that France Telecom beneficially owns.

              DESCRIPTION OF AGREEMENTS WITH SELLING STOCKHOLDERS

   The following description summarizes the material contractual arrangements between our company, France Telecom and Deutsche Telekom.

France Telecom and Deutsche Telekom

   As of December 31, 2000 (assuming a record date of February 20, 2001), France Telecom and Deutsche Telekom owned shares in our company representing a combined approximate 18.5% voting interest. Upon completion of this offering and assuming the underwriters do not exercise their over-allotment option, France Telecom and Deutsche Telekom will own shares in our company representing a combined approximate 9% voting interest.

Summary of Securities Held

   France Telecom and Deutsche Telekom currently own shares of FON common stock, series 3, PCS common stock, series 3 and either Class A common stock (in France Telecom's case) or Class A common stock--series DT (in Deutsche Telekom's case). We refer to these two series of our Class A common stock as "Class A common stock." As of December 31, 2000, each share of Class A common stock entitled the holder to have one share of our FON common stock, series 3 or series 1 and one-half of a share of PCS common stock, series 3 or series 1 issued to the holder. In general, holders of shares of Class A common stock, FON common stock, series 3 and PCS common stock, series 3 are entitled to corresponding dividend, voting and liquidation rights as holders of FON common stock, series 1 and PCS common stock, series 1.

   FON common stock, series 1 and series 3 have substantially similar rights. FON common stock, series 1 and series 3 both have one vote per share. FON common stock, series 1 and series 3 vote together as a single class on most matters subject to stockholder approval. FON common stock, series 1 is not convertible; however, FON common stock, series 3 is convertible at any time into FON common stock, series 1 on a share-for-share basis at the option of the holder and will be automatically converted into FON common stock, series 1 under the circumstances described below under "--Certain Conversion Rights." In addition, FON common stock, series 1 is publicly traded and FON common stock, series 3 is not publicly traded.

Certain Conversion Rights

   France Telecom and Deutsche Telekom, as holders of the PCS common stock, series 3 and the FON common stock, series 3 may at any time convert:

  . their shares of FON common stock, series 3 into shares of FON common stock, series 1 and

  .  their shares of PCS common stock, series 3 into PCS common stock, series
     1.

This also applies to the shares of FON common stock, series 3 and PCS common stock, series 3 that are issuable with respect to the Class A common stock.

   Shares owned by France Telecom and Deutsche Telekom will convert automatically into shares of FON common stock, series 1 and PCS common stock, series 1 under the following circumstances:

  .  unauthorized transfers of these shares;

  . material breach of the France Telecom and Deutsche Telekom investment agreements with us; and

  . reduction in the ownership percentage below specified levels for enumerated periods of time.

Prior Board Representation

   Prior to April 28, 2000, France Telecom and Deutsche Telekom had the right to elect a number of directors to our board of directors based upon the proportionate voting power of the shares of our stock owned by them. From the time of France Telecom's and Deutsche Telekom's initial investment in our company through April 28, 2000, our board of directors included three representatives elected by France Telecom and Deutsche Telekom. France Telecom and Deutsche Telekom also had the right (with limited exceptions) to collectively designate a representative to serve on each committee of our board of directors. Pursuant to the master transfer agreement described below, France Telecom's and Deutsche Telekom's designees resigned from our board of directors on April 28, 2000. In addition, the rights of France Telecom and Deutsche Telekom to elect representatives to our board of directors terminated on that date.

Sprint Master Transfer Agreement

   On February 22, 2000, pursuant to the master transfer agreement dated January 21, 2000, we completed the sale of our interests in the Global One joint venture, an international telecommunications joint venture, to France Telecom and Deutsche Telekom for a purchase price of $1.127 billion. Global One also repaid loans aggregating $276 million made to it by us. Subsequently, Global One was sold to France Telecom.

   We entered into agreements with Global One which give us the right to provide Global One's services to our customers under contract as of January 21, 2000, until the earlier of February 22, 2002 or the life of the customer contract. We also have the right to sell Global One services to existing and new customers until December 31, 2003 pursuant to a distribution agreement which was signed as of January 21, 2000 and amended and restated on November 3, 2000. In addition, Global One will provide certain support services to our customers.

Stockholders' Agreement

   Transfer Restrictions. The stockholders' agreement among our company, France Telecom and Deutsche Telekom provides that France Telecom and Deutsche Telekom may transfer shares (in a single transaction or a series of related transactions) to a person or group that owns a number of shares representing more than 5% of the voting power of our company immediately following the transfer only in connection with a public offering in which:

  . the transferring stockholder does not, to its knowledge, transfer shares representing more than 2% of the voting power of our company to a person or group that, before the transfer, beneficially owned voting securities representing 3% or more of our company's voting power;

  . the transferring stockholder does not, to its knowledge, transfer to a person or group shares representing more than 5% of our company's voting power; and

  . the transferring stockholder does not, to its knowledge, transfer to a person or group that is required under Section 13(d) of the Securities Exchange Act of 1934 to file a Schedule 13D with respect to our company or, as a result of such transfer, will become a Schedule 13D filer, subject to limited exceptions. The stockholders' agreement also provides for other transfer restrictions.

   These restrictions do not apply to any transfer pursuant to:

  .  unsolicited brokers' transactions or

  . a transaction with a bona fide market-maker or dealer, provided that (1) the transferring stockholder is not disposing in any single transaction shares representing greater than 5% of the voting power of our company and (2) the transferring stockholder shall have instructed the market-maker or dealer to take all steps reasonably practicable to avoid transferring shares to any person or group that has filed a Schedule 13D on our company that is in effect.

The purpose of these restrictions is to prevent an ownership concentration in one or a few stockholders resulting from the sale of any of our stock by France Telecom and Deutsche Telekom. These restrictions shall continue until the aggregate ownership percentage of France Telecom and Deutsche Telekom is less than 3.5% of the total voting power of our company.

   Equity Purchase Rights. Under the stockholders' agreement, France Telecom and Deutsche Telekom have the right to acquire additional shares when we issue voting stock. These rights, referred to as "equity purchase rights," enable them to maintain their voting power in our company at the level in effect before we issued the new voting stock. France Telecom and Deutsche Telekom will not have equity purchase rights following completion of this offering, provided that the number of shares to be sold in the offering is not reduced.

   Shares of our stock owned by France Telecom and Deutsche Telekom automatically convert to shares of FON common stock, series 1 or PCS common stock, series 1 when sold to third parties.

Standstill Agreement

   We and France Telecom and Deutsche Telekom have entered into a standstill agreement. Pursuant to the standstill agreement, each of France Telecom and Deutsche Telekom has agreed that, before July 31, 2005, it will not acquire or offer to acquire beneficial ownership of any of our capital stock such that our capital stock beneficially owned in the aggregate by France Telecom and Deutsche Telekom and their respective affiliates and associates would represent in the aggregate more than 20% of the votes represented by our outstanding capital stock.

   In addition, each of France Telecom and Deutsche Telekom has agreed that, before July 31, 2005, it will not acquire or offer to acquire beneficial ownership of any FON common stock or PCS common stock such that the total amount of FON common stock or PCS common stock beneficially owned by France Telecom and Deutsche Telekom and their respective affiliates and associates would represent more than 33% of the votes represented by our outstanding FON common stock or PCS common stock. For purposes of making these calculations, we will include the shares of our FON common stock and PCS common stock underlying the Class A common stock.

   France Telecom and Deutsche Telekom and their respective affiliates generally may, subject to our rights plan, increase their beneficial ownership beyond the applicable percentage limitations to the extent required to match the percentage ownership of our capital stock owned by any other stockholder; provided that the beneficial ownership of France Telecom and Deutsche Telekom and their respective affiliates does not exceed 33% of the voting power represented by either outstanding FON common stock or outstanding PCS common stock or 80% of the foreign ownership limitation.

   The purpose of these restrictions is to prevent France Telecom and Deutsche Telekom from substantially increasing their ownership positions or voting power beyond their initial ownership percentages, except as necessary to match the percentage ownership of another stockholder.

   In addition, neither France Telecom nor Deutsche Telekom violate the beneficial ownership restrictions if their beneficial ownership of our capital stock exceeds the applicable percentage limitations:

  . due to an acquisition of our capital stock by our company, unless France Telecom and Deutsche Telekom have previously been notified of this acquisition,

  . due to purchases by France Telecom and Deutsche Telekom of our capital stock in reliance on information regarding the number of shares outstanding of our capital stock provided by us to France Telecom and Deutsche Telekom, unless France Telecom and Deutsche Telekom have previously been notified that this information is incorrect,

  . in general, if the limitation was exceeded inadvertently, by no more than 0.5%, and the acquisitions which resulted in France Telecom, Deutsche Telekom and their respective affiliates and associates exceeding the percentage limitation were undertaken in good faith,

  . as a result of any readjustment in the relative voting power of FON common stock and PCS common stock in accordance with the terms of our articles of incorporation, or

  . as a result of a redemption or conversion of any of PCS common stock pursuant to our articles of incorporation.

   In addition, France Telecom and Deutsche Telekom have the right to require our company to enter into a separate standstill agreement with each of them, on the same terms as the existing standstill agreement.

Registration Rights

   France Telecom and Deutsche Telekom have entered into a registration rights agreement with us and an agreement relating to the terms of this offering.

   Demand Registrations. France Telecom and Deutsche Telekom have the right to require us to register their shares for sale under the Securities Act.

   The holders of a majority of the shares may demand one registration in any six month period, up to a maximum of ten registrations. We are responsible for the registration expenses in connection with the first seven of these registrations. The holders of the shares requesting registration are responsible for the registration expenses in connection with the remaining three registrations. France Telecom's and Deutsche Telekom's demand registration rights extend to registrations of our shares that they own in connection with sales of securities of theirs that are convertible into or exchangeable for our shares.

   Piggyback Registration. France Telecom or Deutsche Telekom have the right to require us to register their shares, subject to exceptions and limitations, when we are registering shares for sale on our own behalf or for sale by another stockholder. These rights do not apply to

  .  registrations on Forms S-4 or S-8,

  .  registrations in connection with an exchange offer, or

  . offerings solely to our existing stockholders or pursuant to dividend reinvestment plans or dividend reinvestment and stock purchase plans.

   Limitations. We are not required to effect any registration unless the market value of the stock requested to be registered exceeds $200 million, unless the registration relates to shares of PCS common stock, series 3 that were acquired after the completion of the initial public offering of PCS common stock. If a request is made to register these shares of PCS common stock, series 3,

  . the aggregate market value of these shares must exceed $100 million on the date of delivery of the request for registration and

  . the registration must involve the lesser of (1) shares with an aggregate market value of at least $200 million on the date of delivery of the request for registration and (2) all of these shares of PCS common stock, series 3.

   Demand Registration Priorities. In general, where France Telecom and Deutsche Telekom have demanded that we register some of their shares, the underwriter for an offering may decide that it must cut back the total number of shares to be sold in the offering. This would happen if the shares to be sold in the offering by France Telecom and Deutsche Telekom, together with shares to be sold in the offering by us or other stockholders of our company, exceeds the number that can be sold within a price range acceptable to France Telecom and Deutsche Telekom.

   If we or other investors in our company are also selling shares in an underwritten offering where the underwriter determines to cut back the total number of shares offered, then the rule for deciding which shares to be sold in the offering have priority is the following:

  . the shares to be sold by France Telecom and Deutsche Telekom have first priority;

  .  any shares to be sold by the cable partners have second priority;

  . any shares to be sold by us have third priority or, in some cases, second priority along with the cable partners' shares; and

  . shares to be sold by any other investors in our company have last priority.

   We have the option to move our priority to an equal status with that of France Telecom and Deutsche Telekom. The cable partners would be next in priority to that of us and France Telecom and Deutsche Telekom. Other investors with registration rights, if any, would have priorities behind these. If we elect the option to have an equal priority with France Telecom and Deutsche Telekom, and the underwriters in fact cut back the number of shares to be offered, as described above, then the registration will not count toward the maximum of ten registrations provided to France Telecom and Deutsche Telekom under the registration rights agreement.

   In general, France Telecom and Deutsche Telekom will not have first priority when exercising piggyback registration rights but will have certain lower priorities. If the cable holders are exercising piggyback registration rights in the same offering, the number of shares that they will be entitled to have registered will be reduced on a pro rata basis with France Telecom and Deutsche Telekom.

   Notwithstanding these priorities, if at any time we propose to register shares on our own behalf or for sale by another stockholder and France Telecom and Deutsche Telekom exercise their piggyback registration rights and they may otherwise sell their shares pursuant to Rule 144(k) (or any successor provision) under the Securities Act, the lower priorities mentioned in the paragraph above will be changed so that the shares proposed to be included by France Telecom and Deutsche Telekom have the lowest priority of all securities proposed to be registered in that registration.

   Other Provisions. The registration rights agreement contains other provisions addressing:

  . our ability to effect other public offerings near the effectiveness of demand or incidental registrations,

  . the filing of all reports required to be filed by our company under the Securities Act and the Securities Exchange Act of 1934, and

  .  indemnification and contribution provisions.

France Telecom and Deutsche Telekom have the right to require us to enter into a separate registration rights agreement with each of them, on the same terms as the existing registration rights agreement.

Offering Process Agreement

   On February 20, 2001, we entered into an agreement with the selling stockholders that sets forth the parties' agreements concerning the timing and mechanics of this offering in relation to our proposed offering of PCS common stock, which we refer to as the PCS offering. Under the agreement, each of the selling stockholders is required to refrain from disposing of, or requesting that we register, its shares of PCS common stock, subject to limited exceptions, until the earliest to occur of:

  . 180 days following the closing of the PCS offering, if the PCS offering is completed by December 31, 2001,

  . November 15, 2001, if we have not publicly announced our intention to commence the PCS offering by such date, and

  . January 1, 2002, if the PCS offering is not completed by December 31, 2001.

These restrictions were negotiated among Sprint and the selling stockholders. Their purpose is to provide Sprint an adequate time period in which to effect the PCS offering, together with a 180 day lock-up arrangement following such offering, balanced by the desire of the selling stockholders to have the flexibility to sell their PCS stock as soon as possible after that offering or if the offering is not completed during 2001. The selling stockholders have agreed not to request that we include any of their securities in the PCS offering.

   The agreement provides that we will not commence marketing for the PCS offering until at least two weeks after the completion of this offering. The agreement also:

  . provides for the selection of the managing underwriters for this offering and

  . amends the registration rights agreement between us and the selling stockholders so that after an offering, the 90-day prohibition on sales of securities, sometimes referred to as a lock-up agreement, will apply only to the class of securities that are sold in that offering.

The selling stockholders are permitted to transfer their securities to certain special purpose vehicles for their benefit, so long as the transferees execute agreements that provide for the same selling restrictions that apply to the selling stockholders. In addition, the selling stockholders agree, until no later than July 15, 2001, to vote their shares of our securities at meetings of our stockholders for and/or against any proposal presented for a vote of our stockholders in a manner at least as favorable to us as the votes cast in favor and against by our stockholders other than the selling stockholders. Each of the selling stockholders reserves its right to vote its shares of our securities in its sole discretion as to any extraordinary corporate transaction involving our company.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of FON common stock, series 1. The following discussion does not address the effect of any applicable state, local or foreign laws or any federal tax laws other than those pertaining to the income tax. The discussion is based on the Internal Revenue Code of 1986, as amended, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the FON common stock, series 1, or the Treasury Department could change the current law in future regulations, including regulations issued pursuant to its broad authority under Section 337(d) of the Internal Revenue Code. Any such change, which may or may not be retroactive, could alter the tax consequences to us or our stockholders discussed herein. This discussion is also based on certain assumptions regarding the circumstances in existence at the time of the recapitalization of our common stock into FON common stock and PCS common stock in November 1998, which we refer to as the recapitalization, including certain representations made or to be made by us and others. This discussion assumes that our stockholders hold their shares as capital assets within the meaning of
Section 1221 of the Internal Revenue Code.

Classifications of FON Common Stock, Series 1 as Stock of Sprint

   In the opinion of King & Spalding, our counsel, any outstanding stock that is designated as common stock in our Articles of Incorporation, including the FON common stock, series 1, will constitute voting stock of Sprint for United States federal income tax purposes.

   The Internal Revenue Service announced in 1987 that it was studying and would not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but the dividend rights of which are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In 1997 the IRS placed such instruments on its list of areas in which rulings or determination letters will not be issued. There are no court decisions or other authorities that bear directly on transactions similar to the offering or the recapitalization. It is possible, therefore, that the IRS could assert that the FON common stock, including the FON common stock, series 1, or the PCS common stock or both represent property other than our stock. If such stocks were treated as other property, we or our subsidiaries would recognize a significant taxable gain on the sale of FON common stock, series 1 and would have recognized significant taxable gain on the recapitalization, in each case in an amount equal to the excess of the fair market value of such stock constituting other property over its federal income tax basis to us or our subsidiaries allocable to such other property. In addition, we and the entities in the PCS group could lose our ability to file consolidated federal income tax returns. As a result, the tax losses expected to be incurred by the PCS group could not offset the taxable income expected to be earned by the FON group and any dividends paid or deemed paid to us by the FON group or PCS group could be taxable to us, subject to any applicable dividends received deduction. Counsel believes that if the status for United States federal income tax purposes of the FON common stock or PCS common stock were challenged, a court would agree with counsel's conclusions that such stock represents our stock, although there can be no assurance that a court would reach that result.

Non-U.S. Stockholders

   The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of FON common stock, series 1 by a non-U.S. stockholder. A non-U.S. stockholder is a holder who, for United States federal income tax purposes, is a foreign corporation, a nonresident alien individual or a foreign estate or trust.

 Dividends

   Dividend payments received by a non-U.S. stockholder on shares of FON common stock, series 1 will generally be subject to the withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Dividends paid to a non-U.S. stockholder that are effectively connected with a non-U.S. stockholder's conduct of a trade or business within the United States will not be subject to the withholding tax, but, instead, will be subject to regular U.S. federal income tax at the graduated rates in the same manner as if the non-U.S. stockholder were a U.S. resident, unless a tax treaty exemption applies to exclude such dividends from U.S. tax. If the non-U.S. stockholder is a corporation, any effectively connected income may also be subject to a branch profits tax. A non-U.S. stockholder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding obligation described above.

 Sale or Exchange of FON Common Stock, Series 1

   A non-U.S. stockholder generally will not be subject to federal income tax on any gain realized on the taxable sale or exchange of FON common stock, series 1 unless:

  . the gain is effectively connected with the conduct of a trade or business of the non-U.S. stockholder within the United States,

  . the gain is derived from sources within the United States and the non-U.S. stockholder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of such sale or exchange and has a tax home in the United States,

  . the non-U.S. stockholder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates, or

  . the non-U.S. stockholder has owned, directly or indirectly, more than five percent of the value of the class of stock in question at any time during the five-year period ending at the time of the sale or exchange, and we are a United States real property holding corporation (as defined in Section 897 of the Internal Revenue Code) during the shorter of the period for which the non-U.S. stockholder holds the FON common stock or the five-year period ending at the time of the sale or exchange.

   We do not believe that we are a United States real property holding corporation as of the date hereof, although it has not been determined or established whether we will be a United States real property holding corporation in the future.

Information Reporting and Backup Withholding for U.S. and Non-U.S. Stockholders

   Certain non-corporate holders of FON common stock, series 1 may be subject to backup withholding at a rate of 31% on the payment of dividends on such stock. Backup withholding will apply only if the stockholder:

  .  fails to furnish his taxpayer identification number,

  .  furnishes an incorrect taxpayer identification number,

  . is notified by the IRS that he has failed properly to report payments of interest or dividends, or

  . under certain circumstances, fails to certify, under penalties of perjury, that he has furnished a correct taxpayer identification number and has not been notified by the IRS that he is subject to backup withholding for failure to report payments of interest or dividends.

   Generally, non-U.S. holders will not be subject to backup withholding on the payment of dividends if they provide certain documentation of their foreign status to us. In addition, a foreign partnership and certain foreign trusts must provide additional documentation, which certifies that the individual partners, beneficiaries, or owners of the partnership or trust are non-U.S. holders and provides the individual partners', beneficiaries' or owners' names and addresses.

   Upon the sale or other taxable disposition of FON common stock, series 1 by a stockholder to or through a United States office of a broker, the broker generally must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its taxpayer identification number or its exempt non-U.S. status under penalties of perjury, or otherwise establishes an exemption from backup withholding. Upon the sale or other taxable disposition of FON common stock, series 1 by a non-U.S. stockholder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS, but not backup withhold, unless the broker has documentary evidence in its files that the seller is a non-U.S. stockholder and/or certain other conditions are met, or the holder otherwise establishes an exemption. Stockholders should consult their tax advisors regarding their qualification for a tax exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules are generally allowable as credit against a stockholder's U.S. federal income tax liability, if any, which may entitle such stockholder to a refund, provided that the required information is furnished to the IRS.

   Prospective purchasers of FON common stock, series 1 are urged to consult their own tax advisors as to the federal, state, local and foreign tax consequences of acquiring, holding, and disposing of FON common stock, series 1 and potential changes in the applicable tax laws.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus the underwriters named below, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and France Telecom and Deutsche Telekom have agreed to sell to them, severally, the number of shares indicated below:

                                                                Number of Shares
                                                                ----------------
                                                                France  Deutsche
Name                                                            Telecom Telekom
----                                                            ------- --------
Goldman, Sachs & Co............................................
Morgan Stanley & Co. Incorporated..............................
UBS Warburg LLC................................................
Deutsche Banc Alex. Brown Inc. ................................
Salomon Smith Barney Inc. .....................................
Credit Suisse First Boston Corporation.........................
J.P. Morgan Securities Inc. ...................................
Lehman Brothers Inc. ..........................................
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated...........................................
                                                                 ----     ----
     Total.....................................................
                                                                 ====     ====

   The underwriters are offering the shares of FON common stock, series 1 subject to their acceptance of the shares from France Telecom and Deutsche Telekom and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of FON common stock, series 1 offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of FON common stock, series 1 offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

   The underwriters initially propose to offer part of the shares of FON common stock, series 1 directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. Any underwriter may allow, and such dealers may reallow, a concession
not in excess of $   a share to other underwriters or to certain dealers. After the initial offering of the shares of FON common stock, series 1, the offering price and other selling terms may be varied by the representatives.

   The stockholders' agreement as amended restricts France Telecom and Deutsche Telekom's ability to transfer FON common stock, series 1 (in a single transaction or series of related transactions) to entities who they know would hold greater than 5% of the aggregate number of outstanding votes of Sprint after the transaction. See "Description of Agreements with Selling Stockholders--Stockholders' Agreement." The underwriters have agreed to implement procedures in the offering to ensure France Telecom and Deutsche Telekom comply with the transfer restrictions under the stockholders' agreement. These procedures include limits on the total number of shares that can be sold to any particular investor in the offering.

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 22,804,834 additional shares of FON common stock, series 1 at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of FON common stock, series 1 offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase from each selling stockholder about the same percentage of the additional shares of FON common stock, series 1 as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of FON common stock, series 1 listed next to the names of all underwriters under that selling stockholder's name in the preceding table. If the underwriters' option is exercised in full,
the total price to the public would be $          , the total underwriters'
discounts and commissions would be $           and total proceeds to the
selling stockholders would be $          .

   The FON common stock, series 1 is traded on the NYSE under the symbol "FON."

   We, France Telecom and Deutsche Telekom have agreed that, without the prior written consent of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and UBS Warburg LLC on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of any series of FON common stock or any securities convertible into or exercisable or exchangeable for shares of any series of FON common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the FON common stock.

   The restrictions described in this paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . any transactions by us in connection with or pursuant to any employee or director benefit plan in effect on the date of this prospectus, our registration of any such transaction or the issuance by us of shares of FON common stock under our dividend reinvestment plans and rights plans in effect on the date of this prospectus; and

  . issuances by us of FON common stock or securities convertible or exchangeable into FON common stock in connection with acquisitions or mergers or in connection with strategic or other significant investments in which the recipient of such FON common stock or securities convertible or exchangeable into FON common stock agrees to be bound by the restrictions described above for the remainder of the 90-day period, except that recipients of FON common stock in connection with our acquisition of a public company need not agree to be bound by the restrictions described above.

  . transfers by France Telecom or Deutsche Telekom of common stock to certain special purpose vehicles, provided the recipient agrees to be bound by the restrictions described above for the remainder of the 90-day period.

   In connection with the offering, the underwriters may purchase and sell shares of FON common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the FON

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common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market before the completion of the offering.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the FON common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the FON common stock. As a result, the price of the FON common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

   Each underwriter has also agreed that:

  . it has not offered or sold, and, prior to the date six months after the sale of the FON common stock, series 1, will not offer or sell, any FON common stock, series 1 to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has complied, and will comply, with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the FON common stock, series 1 in, from or otherwise involving the United Kingdom; and

  . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the sale of the FON common stock, series 1 to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1998 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

   The FON common stock, series 1 may not be offered, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

   From time to time, the representatives have provided, and continue to provide, investment banking services to us.

   We estimate that we will incur expenses of approximately $2.1 million in connection with the offering of the FON common stock, series 1 on behalf of the selling stockholders.

   We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, we and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, pursuant to the registration rights agreement, as amended by the master transfer agreement.

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

                                 LEGAL MATTERS

   The validity of the FON common stock, series 1 will be passed upon for us by Thomas A. Gerke, Vice President, Corporate Secretary and Associate General Counsel of our company. Certain legal matters relating to the offering will be passed upon for us by King & Spalding and for the underwriters by Cravath, Swaine & Moore, New York, New York. As of March 30, 2001, Thomas A. Gerke beneficially owned approximately 23,600 shares of our FON common stock and 16,000 shares of our PCS common stock and had options to purchase in excess of 101,000 shares of FON common stock and in excess of 42,000 shares of PCS common stock.

                                    EXPERTS

   Ernst & Young LLP, our independent auditors, have audited Sprint Corporation's consolidated financial statements and schedule, as amended, and the combined financial statements, as amended, of the FON group and the PCS group included in Sprint Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus which, as to the year 1998 for our consolidated financial statements and for the combined financial statements of the PCS group, are based in part on the report of Deloitte & Touche LLP, independent auditors. These financial statements and schedule are incorporated by reference in reliance on the reports, given on the authority of such firms as experts in accounting and auditing.

   The consolidated financial statements of Sprint Spectrum Holding Company, L.P. and subsidiaries and the related financial statement schedule for the year ended December 31, 1998 incorporated in this prospectus by reference from Sprint Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

   The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. In addition, any information that we file with the SEC subsequent to the date of this prospectus will automatically update this prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the FON common stock contemplated by this prospectus is completed:

  .  Annual Report on Form 10-K/A for the year ended December 31, 2000;

  .  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

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  .  Current Report on Form 8-K filed on February 20, 2001;

  .  Current Report on Form 8-K filed on April 23, 2001;

  .  Current Report on Form 8-K filed on May 16, 2001;

  . Amendment No. 3 to Form 8-A registering the FON common stock, series 1 under the Exchange Act, dated and filed on April 18, 2001; and

  . Amendment No. 3 to Form 8-A registering the FON group rights under the Exchange Act, dated and filed on August 4, 1999.

   You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:

   Sprint Corporation
   2330 Shawnee Mission Parkway
   Westwood, Kansas 66205
   (800) 259-3755
   Attention: Investor Relations

   We have also filed a registration statement (No. 333-55930) with the SEC relating to the FON common stock, series 1. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration and exhibits that we filed with the SEC when we registered the FON common stock, series 1. The registration statement may contain additional information that may be important to you.

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